United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
June 2006
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑       Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐       No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐       No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐       No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-  .)

Press Release

Signature Page

CVRD settles 2006 iron ore and pellet prices
with Chinese steelmakers
Rio de Janeiro, June 21, 2006 — Companhia Vale do Rio Doce (CVRD), the world’s largest iron ore producer, announces that it concluded the iron ore price negotiations with the Chinese steelmakers. As an outcome, prices of iron ore fines, lumps and pellet feed (Carajás and Southern System) increased by 19% relatively to reference prices for 2005, while the price for blast furnace pellets (São Luís and Tubarão) was reduced by 3%.
CVRD reinforces its long-term commitment with clients, investing a significant amount of resources in the expansion of production capacity and logistics of iron ore and pellets. Its capex budget for 2006 allocated US$2.1 billion for investment in this line of business. Currently, the Company is developing seven projects for capacity expansion of iron ore and pellets, which will come on stream between 2006 and 2008.

For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Alessandra Gadelha: alessandra.gadelha@cvrd.com.br +55-21-3814-4053
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Marcelo Silva Braga: marcelo.silva.braga@cvrd.com.br +55-21-3814-4353
Fábio Lima: fabio.lima@cvrd.com.br +55-21-3814-4271
This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: June 22, 2006	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations